# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ReNew Energy Global plc, CIK 0001848763
CUSIP: G7500M104
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: C/O Vistra (UK) Ltd, Suite 3, 7th Floor, 50 Broadway, London, United Kingdom (X0), SW1H 0DB
Date of event which requires filing of this statement: 10/28/2026
Amends the filing with accession number 0001193125-21-264218
Filed by CIK 0001881188
Persons authorized to receive notices and communications: Sumant Sinha, Commercial Block-1, Zone 6, Golf Course, DLF City Phase-V, Gurugram, India (K7), 122009, (91) 124 489 6670

## Reporting persons
- Sumant Sinha (CIK 0001881188): type of reporting person: individual (IN); citizenship or place of organization: India (K7); member of a group; source of funds: affiliate funds (AF); sole voting power 49,102,776; shared voting power 11,437,641; sole dispositive power 49,102,776; shared dispositive power 11,437,641; aggregate amount beneficially owned 60,540,417 (19.75% of the class)
  Comment: Item 13 is calculated based on an aggregate of 306,579,339 Class A ordinary shares par value $0.0001 per share ("Shares") of Renew Energy Global plc, a public limited company incorporated in England and Wales (the "Issuer"), comprising of (i) 246,038,922 Shares (excluding treasury shares) outstanding as of March 31, 2026 as reported by the Issuer in its Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") on July 30, 2026, (ii) 11,437,723 Shares that would have been issued to Mr. Sinha and his affiliates if Mr. Sinha and his affiliates had exchanged their existing ordinary shares in Renew Power Private Limited ("ReNew India") that they hold at the relevant time for Shares at an exchange ratio of 1-to-0.8289, and (iii) 49,102,694 Shares issuable to Mr. Sinha upon the exercise of options held by Mr. Sinha that were exercisable within 60 days from the date hereof.
- Cognisa Investment: type of reporting person: partnership (PN); citizenship or place of organization: India (K7); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,498,328; sole dispositive power 0; shared dispositive power 6,498,328; aggregate amount beneficially owned 6,498,328 (2.64% of the class)
- Wisemore Advisory Private Limited: type of reporting person: corporation (CO); citizenship or place of organization: India (K7); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,939,313; sole dispositive power 0; shared dispositive power 4,939,313; aggregate amount beneficially owned 4,939,313 (2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: ReNew Energy Global plc
Address of issuer's principal executive offices: C/O Vistra (UK) Ltd, Suite 3, 7th Floor, 50 Broadway, London, United Kingdom (X0), SW1H 0DB
Comment:
This Amendment No. 12 (the "Amendment No. 12") is being filed by the undersigned, pursuant to 240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") by the Reporting Persons on September 2, 2021, as amended and supplemented on November 21, 2022, November 30, 2023, December 10, 2024, July 2, 2025, October 10, 2025, December 15, 2025, May 28, 2026, May 29, 2026, July 27, 2026, August 6, 2026 and August 11, 2026 (the "Original Schedule 13D") and as further amended and supplemented by this Amendment No. 12 to the Original Schedule 13D (collectively, the "Schedule 13D").

Except as specifically provided herein, this Amendment No. 12 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment No. 12 shall have the same meanings ascribed thereto in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment amends and supplements Item 4 of the Original Schedule 13D by adding the following:

Side Letter to the Transaction Agreement

On October 28, 2026, the Reporting Person, Canada Pension Plan Investment Board and the Issuer entered into a side letter (the "Side Letter") to the Transaction Agreement, dated August 11, 2026, among those parties. The Side Letter amends paragraph 4.2(h) of Part 1 of Schedule 3 (Company Equity Plans and Employee Matters) to the Transaction Agreement to clarify the treatment of replacement awards under the New Incentive Plan upon cessation of employment.

Except as expressly amended by the Side Letter, the Transaction Agreement remains in full force and effect. The foregoing description of the Side Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Side Letter, which is filed as Exhibit 99.31 to this Amendment and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
This Amendment amends and supplements Item 7 of the Original Schedule 13D by adding the following:

Exhibit 99.23: Side Letter to the Transaction Agreement, dated October 28, 2026, among Canada Pension Plan Investment Board, Sumant Sinha and ReNew Energy Global plc.

## Signatures
- Sumant Sinha: /s/ Sumant Sinha, Sumant Sinha, in person capacity (10/28/2026)
- Cognisa Investment: /s/ Sumant Sinha, Sumant Sinha, Partner (10/28/2026)
- Wisemore Advisory Private Limited: /s/ Sumant Sinha, Sumant Sinha, Director (10/28/2026)